July 1, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C. 20549-0306

Re:	Micro Component Technology, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-2 File No. 333-104590

Dear Sir or Madam:

        Pursuant to Rule 477, the above registrant hereby makes application to withdraw Post-Effective Amendment No. 1 to Registration Statement on Form S-2 for File No. 333-104590. The shares included in the original Registration Statement were subsequently included, pursuant to Rule 429, in a subsequent Registration Statement on Form S-2 (File No. 333-108072). Pursuant to Rule 429, the subsequent Registration Statement served as a post-effective amendment to the earlier Registration Statement. Therefore, this Post-Effective Amendment is unnecessary and can be withdrawn. No securities have been sold in connection with this filing.

        Please contact our attorney, Charles Berquist of Best & Flanagan LLP, at 612-341-9726, with any questions.

Very truly yours,
MICRO COMPONENT TECHNOLOGY, INC.
By:	/s/ THOMAS P. MAUN Thomas P. Maun, CFO